

16012234



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53508 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

INDIAN HARBOR, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One River Road
(No. and Street)

| Cos Cob | CT | 06807 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum (212) 897-1694
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates, LLC
(Name - if individual, state last, first, middle name)

| 11 Broadway | New York | NY | 10004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

# INDIAN HARBOR, LLC

**Statement of Financial Condition**
**As of December 31, 2015**

## INDIAN HARBOR, LLC

## TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**



** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Indian Harbor, LLC for the period ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Financial and Operations Principal

ADINA DAVYDOV
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DA6212094
Qualified in Queens County
My Commission Expires October 05, 2017

Subscribed and sworn
to before me



# INDIAN HARBOR, LLC
## Index
**December 31, 2015**

Page(s)




**YSL & Associates LLC**

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682


# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Indian Harbor, LLC

We have audited the accompanying statement of financial condition of Indian Harbor, LLC as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Indian Harbor, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Indian Harbor, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY
February 22, 2016

# INDIAN HARBOR, LLC

**Statement of Financial Condition**
**December 31, 2015**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 2,090,536 |
| Fees receivable | | 86,064 |
| Equipment and leasehold improvements - net of depreciation and amortization of $897,617 | | 14,348 |
| Receivable from affiliated company | | 32,295 |
| Other assets | | 95,924 |
| **Total assets** | $ | 2,319,167 |
| **Liabilities and Members' Equity** | | |
| Compensation payable to members | | 33,418 |
| Accrued commissions payable | | 15,389 |
| Other accrued expenses | | 13,931 |
| **Total liabilities** | | 62,738 |
| Members' equity | | 2,256,429 |
| **Total liabilities and members' equity** | $ | 2,319,167 |

The accompanying notes are an integral part of the statement of financial conditions.

# INDIAN HARBOR, LLC

**Notes to Statement of Financial Condition**
**December 31, 2015**

**Note 1. Nature of Business and Significant Accounting Policies**

Nature of business: Indian Harbor, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary activity is to raise capital for private investment entities. Its revenue is derived from placement fees and a share of continuing management and performance fees earned by the investment manager. The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC, and accordingly, is exempt from the remaining provisions of that rule including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of presentation: This statement of financial condition were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fees receivable and allowance for doubtful accounts: Fees receivable are due from the Company's major client under agreed upon trade terms. Management reviews fees receivable periodically to determine whether receivables will potentially be uncollectible.

Revenue recognition: The Company recognizes revenues from its share of placement fees, management fees and performance fees as earned based on the contractual arrangements.

Equipment and leasehold improvements: Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

Estimated useful lives of equipment and leasehold improvements are as follows:

| | |
|---|---|
| Equipment | 3-6 years |
| Furniture | 5 years |
| Software | 3 years |
| Leasehold improvements | Life of lease |

### Note 2. Concentrations

One major client accounted for 100% of fees receivable as of December 31, 2015. Effective January 1, 2016 the compensation received from the major client will change. Approximately 32% of fee income as stated on the statement of operations will no longer be paid to the Company in 2016. At the conclusion of 2016, an additional 61% of the fee income will no longer be paid in future years to the Company by the major client.

Substantially all of the Company's cash is held in accounts at a major commercial bank. Management does not expect any losses to result with respect to any of these concentrations.

### Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain net capital, as defined, equal to $250,000. Under certain circumstances, equity capital may not be withdrawn. At December 31, 2015, the Company had net capital of $2,076,605, which was $1,826,605 in excess of its required net capital of $250,000.

### Note 4. Leasing Arrangements and Related Party Transactions

The Company is obligated with a related party under an office license agreement expiring September 30, 2016. Future payments under the license are $31,500 through September 30, 2016. The license is renewable annually.

The Company previously leased office space from another related party. It had also subleased a portion of the office space to the related party in the preceding paragraph.

### Note 5. Equipment and Leasehold Improvements

Details of equipment and leasehold improvements at December 31, 2015 are as follows:

| | | |
|---|---|---|
| Equipment | $ | 212,002 |
| Furniture | | 266,333 |
| Software | | 21,500 |
| Leasehold improvements | | 412,130 |
| | | 911,965 |
| Less accumulated depreciation and amortization | | (897,617) |
| | $ | 14,348 |